

ELECTRONICS

03 APR 23 AM 7:21

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360



03050350

April 18, 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Daniel Kim

Associate Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7721
Fax) 82-2-727-7427
Email) dano.kim@samsung.com

dlw 5/14



April 18, 2003

Earnings Release 1Q 2003
Samsung Electronics
April 2003

Disclaimer

This report includes forward-looking statements which can generally be identified by phrases such as Samsung Electronics (SEC) or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import.

Similarly, such statements that describe the company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in this material.

In addition, as SEC fine-tuned its business divisions, the HDD division of the "Others" business and the OMS division of the "DM" business were transferred to the "DS" business beginning this year. For comparability, the 2002 data was adjusted to reflect hypothetical results given these business division changes.

The financial results for Q1 of 2003 have been prepared on an un-audited basis, and may be subject to change during the independent auditing process.

Sales and Profit

(Unit : Trillion KRW)	**Q1 '03**	Q4 '02	Growth (%)
Sales	**9.6**	10.72	-10.50%
Domestic	**2.15**	2.99	-27.90%
Export	**7.45**	7.73	-3.70%
Profit			
Operating Profit	**1.35**	1.51	-10.50%
Net Profit	**1.13**	1.5	-25.00%

Q4 Results Analysis (Q-on-Q)

Memory

□ **DRAM Price Drop and Stabilization**
- Blended DRAM ASP (256M Eq.)
  '02.4Q High $7 -.> '03.1Q Low $6

□ **12" Production**
- Line11 : 7Kwf/month -.> 10Kwf/month (end '03)
- Line12 : 13Kwf/month (end '03)

□ **Shrink Technology**
- April : ≤0.11 ㎛ 18%
- June : ≤0.11 ㎛ 48%

□ **Non-DRAM Memory (Sales)**
- 28% ('02.4Q) -.> 32% ('03.1Q)

□ **DDR400 Technology**
- High DDR400 yield with ramp up readiness

LCD

□ **Improved Profit** :
Growing Shipment and Stable ASP
- Increasing monitor shipment with 5G ramp-up
- Desk-Top panel price : $5~$10 up

□ **5G Line : 2nd Phase Ramp up with Yield Improvement**
- Line5(1,100x1,250): '03 Jan. 25K -.> Apr. 55K -.> Jul. 100K
- Line6(1,100x1,300): '03 Dec. 5K -.> '04 Mar. 30K -.> Jun. 60K

System LSI

□ **Stable Sales & Profitability Improvement**
- Driver IC revenue on the rise (Q-on-Q 9% up)

□ **Emergence of New Businesses**
- **SOC, CIS & CCD, and Smart Card**

□ **Utilization Rate : About 93%**

Telecommunication

□ **Handsets**
- **Shipment: 13.2M (4Q 11.6M)**
  · Domestic: weak demand due to delayed subsidies (purchase postponement)
  · Export: CDMA market growth in India and U.S
- **Average selling price**
  · Fierce competition resulted in downward pricing pressure
- **Penetrated into emerging markets such as** India and Eastern European countries

□ **Network**
- Domestic carriers reduced capital expenditure

for CDMA 2000 EV-DO expansion
- Supplied EV-DO equipment to Japan and CDMA 2000 1x equipment to Indonesia

□ **Preparation for 3G Handset & Network**

Digital Media

□ **Revenue Contracted by 15%, Earnings Became Profitable**
- Sluggish domestic economy
- Expansion of premium/hybrid products
- Cost reduction

□ **Progress by Product**
- TV : Increased shipment of PDP & LCD TVs
- Monitor : Maintained No. 1 M/S & expanded LCD
- PC : Increased shipment of high-end slim desktops
- Printer : Increased own-branded exports & supplies

Home Appliances

□ **Revenue Decreased by 15%, Profits into the Black**
- Seasonally weak demand for Kimchi refrig. & slowdown of global consumer consumption
- High-end productions and cost reduction

Sales by Division

(Unit : Trillion KRW)	**Q1 03**	(Weight)	Q4 02	(Weight)	Growth (%)
Semiconductor	**3.52**	**(37%)**	**4.05**	**(38%)**	**-13.00%**
Memory	1.79	(18.70%)	2.37	(22.10%)	-24.30%
TFT-LCD	0.77	(8.00%)	0.65	(6.00%)	18.70%
System LSI	0.45	(4.70%)	0.48	(4.50%)	-6.00%
Telecommunication	**3.33**	**(35%)**	**3.41**	**(32%)**	**-2.40%**
Wireless Handsets	3.04	(31.7%)	2.9	(27%)	4.70%
Digital Media	**1.87**	**(20%)**	**2.21**	**(21%)**	**-15.40%**
Home Appliance	**0.8**	**(8%)**	**0.94**	**(9%)**	**-15.30%**
Total	**9.6**	**(100%)**	**10.72**	**(100%)**	**-10.40%**

Operating Profit by Division

(Unit: Trillion KRW)	**Q4 02**	(Profit Margin)	Q3 02	(Profit Margin)	(Margin Chamge)
Semiconductor	**0.56**	***16.0%***	0.90	*22.3%*	- 6.3% point
Telecommunication	**0.68**	***20.4%***	0.7	*20.6%*	- 0.2% point
Digital Media	**0.1**	**5.4%**	-0.02	*-1.0%*	6.4% point
Home Appliance	**0.01**	***1.0%***	-0.04	*-4.2%*	5.2% point
Total	**1.35**	***14.1%***	**1.51**	*14.1%*	No change

Financial Analysis

(Unit: Trillion KRW)	**End of Dec. 02**	End of Sept. 02	Change
Assets	**33.88**	**34.44**	**-0.56**
Liabilities	**8.69**	**10.13**	**- 1.44**
(Debt)	***(1.89)***	*(1.63)*	*(0.26)*
Shareholders' Equity	**25.19**	**24.31**	**0.88**
(Paid-in Capital)	***(0.89)***	*(0.89)*	*No Change*
Debt / Equity Ratio	***7.5%***	***6.7%***	***0.8%*** point
Net Debt / Equity Ratio	***- 13%***	***- 24%***	*11%* point
R O E*	**18%**	**25%**	**- 7%** point
Profitability (Net Income/ Sales)	**0.12**	0.14	- 0.02
Asset Turnover (Sales / Asset)	**1.12**	1.28	- 0.16
Leverage (Asset / Equity)	**1.38**	1.40	- 0.02

* Annualized

Profitability Analysis

(Unit: Trillion KRW)	**Q1 '03**	Q4 '02	Growth (Change)
Sales	**9.60**	10.72	- 10.5%
Gross Profit	**2.85**	3.50	- 18.4%
(%)	*(30%)*	*(33%)*	*(- 3% point)*
SG & A	***1.50***	*1.99*	*- 24.5%*
(%)	*(16%)*	*(19%)*	*(- 3% point)*
Operating Profit	**1.35**	1.51	- 10.5%
(%)	*(14%)*	*(14%)*	*(No Change)*
Net Profit	**1.13**	1.50	- 25.0%
(%)	*(12%)*	*(14%)*	*(- 2% point)*

Cash Flow

(Unit: Trillion KRW)	FY 2002
Cash* (Beginning of period)	**7.42**
Cashflow from Operation	**0.72**
Net Profit	*1.13*
Depreciation	*0.83*
Loss from Equity method	*0.03*
Increase in Working Capital (Inventory, A/R, Accrued Expenses)	*(1.22)*
Cashflow from Investment	**(1.96)**
CAPEX	*(2.03)*
Cashflow from Financing	**(0.89)**
Increase in Debt	*0.53*
Dividends	*(0.83)*
Repurchase of Shares	*(0.64)*
Net decrease in cash	***2.13***
Cash (End of period)	**5.29**

** Cash = cash + cash equivalent + short-term financial instruments*

Year 2003 Forecast

(Unit: Trillion KRW)	2003	2002	Growth (Change)
Semiconductor	**5.77**	**4.99**	**0.78**
Memory	**3.29**	3.29	-
TFT-LCD	**1.64**	**0.86**	**0.78**
System LSI	**0.84**	0.84	-
Telecom	**0.32**	0.32	-
Digital Media & etc.	**0.08**	0.08	-
Total	**6.78**	**6.00**	**0.78**

** Capex can be changed depending upon quarterly market situation*